SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on the Company’s decision to restructure nightsoil treatment plant business (Wednesday, January 18, 2006)

2.	Notice on purchase of treasury stock through ToSTNeT-2 (Monday, January 23, 2006)

3.	Results of purchase of treasury stock through ToSTNeT-2 (Tuesday, January 24, 2006)

January 18, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the Company’s decision to restructure nightsoil treatment plant business

Please be advised that Kubota Corporation (hereinafter “the Company”) has decided to restructure night soil treatment plant business as follows:

1. Background

(1)	Diminishing growth opportunity due to decreasing demand from public-sector

The Company entered into this market in 1962 and had expanded its operation as one of important businesses in environmental engineering business. However, the demand is decreasing due to the continuously declining public works spending.

(2)	Deteriorating profitability due to severe competition

Declining public works spending, financial difficulties of municipalities and the diffusion of nightsoil treatment plants intensified competition and lowered selling price. Additionally, an increasing prices of materials deteriorated the profitability of this business.

(3)	Changing market structure

The market for this business is already matured and it is expected that new orders will continuously decline and repair work will be major business in this market.

Considering the above factors, the Company concluded recovery of this market would be difficult and decided to reconstruct this business.

2. Details of restructuring

(1)	Discontinue receiving new orders

•	The company will discontinue receiving new orders of night soil treatment plant in domestic market and concentrate its activities in repair and maintenance business from April 2006.

•	The Company will complete the facilities that are still in progress and take care of maintenance of the facilities that were sold in the past.

(2)	Redeployment of personnel

The company will redeploy personnel engaging in this business to other sections within same division, subsidiaries or other divisions.

3. Direction of environmental engineering business

(1)	Shifting to private sector and oversea market

The Company intends to reform the business structure through expanding operations in private sector and oversea market in addition to surviving in public works related market by fortifying cost competitiveness, technological strength and marketing capability which are cultivated in the past operation.

(2)	Promoting compliance

The Company was investigated by the Faire Trade Commission of Japan for an alleged violation of the Law Concerning Prohibition of Private Monopoly and Preservation of Fair Trade relating to night soil treatment plant business in August last year. The Company takes this matter seriously and will promote to further strengthen business ethics as well as compliance management.

4. Financial outlook

The Company forecasts the impacts of this decision on financial result of this fiscal year will not be material and the Company’s consolidated financial forecasts for the year ending in March 2006 remain unchanged from the released forecasts on November 4, 2005.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

January 23, 2006

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on January 24, 2006 to be executed at today’s closing price of ¥943. (No change shall be made in trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased	Shares of common stock of Kubota Corporation

(2) Number of shares to be purchased	8,100,000 shares

(Notes)

1)	No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.

2)	The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on January 24, 2006.

(Reference)

1)	Details of the resolution at the Board of Directors’ Meeting held on December 16, 2005.

Type of shares to be purchased:	Shares of common stock of Kubota Corporation
Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued)
Amount of shares to be purchased:	Not exceeding ¥10.5 billion
Term of validity:	From December 19, 2005 to March 22, 2006

2)	The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of January 23, 2006.

Total number of shares issued except treasury stock:	1,307,979,428 shares
The number of treasury stock:	9,189,752 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

January 24, 2006

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared yesterday (January 23, 2006).

1. Type of shares purchased:	Shares of common stock of Kubota Corporation

2. Number of shares purchased:	8,100,000 shares

3. Price:	¥943 (Total amount of purchase: ¥7,638,300,000)

4. Date of purchase:	January 24, 2006 (Tuesday)

5. Method of purchase:	Purchase on the market at ToSTNeT-2 of the Tokyo Stock Exchange (closing-price transaction)

(Reference)

1)	Details of resolution at the Board of Directors’ Meeting held on December 16, 2005.

	Type of shares to be purchased:	Shares of common stock of Kubota Corporation
	Number of shares to be purchased:	Not exceeding 10 million shares (0.8% of the total numbers of shares issued)
	Amount of shares to be purchased:	Not exceeding ¥10.5 billion
	Term of validity:	From December 19, 2005 to March 22, 2006

2)	Total number of treasury stock and total amount of treasury stock purchased under the resolution made at the Board of Directors’ Meeting held on December 16, 2005.

	Total number of treasury stock purchased	8,100,000 shares
	Total amount of treasury stock purchased	¥7,638,300,000

3)	The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings and held as of January 24, 2006.

	Total number of shares issued except treasury stock:	1,299,879,428 shares
	The number of treasury stock:	17,289,752 shares

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: February 3, 2006	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager Finance & Accounting Department